SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. _____)

                   Boulder Capital Opportunities, Inc.
                            (Name of Issuer)

Common Stock                                 101407104
______________________________               ___________________
(Title of Class of Securities)               (CUSIP Number)

Peter Bierstedt, Esq.
2039 N. Gramercy Place
Hollywood, California   90068
(323) 465-4633
___________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                              July 23, 1999
         _______________________________________________________
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:____.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1)      Name of Reporting Person:  LEE FAMILY 1985 TRUST
        S.S. OR I.R.S. Identification No. of Above Person: ###-##-####

2)      Check the Appropriate Box if a Member of a Group:
        (a) __X__
        (b) _____

3)      SEC Use Only:

4)      Source of Funds:      PF

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e): _____

6)      Citizenship or Place of Organization:       California

Number of Shares Beneficially Owned by Each Reporting Person With:

7)      Sole Voting Power:           0
8)      Shared Voting Power:         3,600,000
9)      Sole Dispositive Power:      0
10)     Shared Dispositive Power:    3,600,000

11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person: 3,600,000

12)     Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _____

13)     Percent of Class Represented by Amount in Row (11): 32.7%

14)     Type of Reporting Person:    OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION.
1)      Name of Reporting Person:  STAN LEE
        S.S. OR I.R.S. Identification No. of Above Person:  ###-##-####

2)      Check the Appropriate Box if a Member of a Group:
        (a) __X__
        (b) _____

3)      SEC Use Only:

4)      Source of Funds:      PF

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e): _____

6)      Citizenship or Place of Organization:       United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7)      Sole Voting Power:           0
8)      Shared Voting Power:         3,600,000
9)      Sole Dispositive Power:      0
10)     Shared Dispositive Power:    3,600,000

11)     Aggregate Amount Beneficially Owned by Each Reporting
        Person: 3,600,000

12)     Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _____

13)     Percent of Class Represented by Amount in Row (11): 32.7%

14)     Type of Reporting Person:    IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION.

ITEM 1.        SECURITY AND ISSUER.

        This Schedule 13D relates to shares of Common Stock, no par value per share (the "Common Stock"), of Boulder Capital
Opportunities, Inc., a Colorado corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 15821 Ventura Boulevard, Suite 675, Encino, California, 91436.

ITEM 2.        IDENTITY AND BACKGROUND.

        This Schedule 13D is filed by and on behalf of the Lee Family
1985 Trust ("Trust") and Stan Lee ("Lee"). Trust and Lee sometimes hereinafter are referred to, collectively, as the "Reporting Persons". Lee is the trustee of Trust, and with his spouse, owns or controls 100% of its beneficial interests. By virtue of his position with and ownership interest in the Trust, Lee may be deemed to have shared voting and dispositive power with Trust. As described more fully in Item 4 below, the Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(a) because the Trust has acquired approximately 32.7% of the issued and outstanding shares of the Issuer from the Issuer in connection with that certain Reorganization and Stock Purchase Agreement dated as of June 25, 1999, a copy of which is attached as Exhibit B hereto (collectively, the "reorganization transaction").

        Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons, the Reporting Persons expect that they will be consulting with each other, and that Lee, as trustee of the Trust, in addition to being a director of the Issuer, may, for some purposes, be deemed to be members of a group with respect to the Issuer.

        During the last five years, Mr. Lee has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject him to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

        This Schedule 13D is filed to report the acquisition of an aggregate of 3,600,000 shares of Common Stock of the Issuer by Lee, as trustee of the Trust, from the Issuer. Pursuant to the reorganization transaction, all of the issued and outstanding common stock of Stan Lee Media, Inc., a Delaware corporation, was exchanged for 8,500,000 shares of the Issuer, including the shares presently owned by the Reporting Persons. The source of the funds for the investment in securities is personal funds.

ITEM 4.        PURPOSE OF TRANSACTION.

        The primary purpose of the investment in securities of the Issuer is for investment. The Reporting Persons may acquire additional shares of Common Stock for investment purposes from time to time, although neither has any specific present plans to do so.

        In addition to the investment purposes, the Reporting Persons also plan to exercise direction and control over the Issuer. Coincident with the closing of the reorganization transaction as described above, a change in the board of directors and management of the Issuer occurred. The authorized number of directors was increased to five, and Mr. Stan Lee, Devendra Mishra, Andrea L. Paul and Gill Champion were appointed directors of the Issuer, with one vacancy on the board of directors. In addition to acting as directors, Mr. Lee is the newly appointed Chairman of the Board of Directors of the Issuer, Mr. Mishra is the newly appointed President of the Issuer, Ms. Paul is the newly appointed Secretary of the Issuer, and Mr. Champion is the newly appointed Vice President of the Issuer. Mr. Stephen M. Gordon is the newly appointed Treasurer of the Issuer.

        Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of
Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences. Reporting Persons' plans are consistent with those of Mr. Lee.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 11,025,000 shares of Common Stock issued and outstanding as of July 23, 1999. Based on such information, the Trust reports direct holdings of 3,600,000 shares of Common Stock, amounting to approximately 32.7% of the outstanding and issued shares of Common Stock. Mr. Lee, with his spouse, owns a 100% beneficial interest in the Trust. Mr. Lee may be deemed to have shared voting and investment power with respect to all such shares owned by the Trust.

        (c), (d) and (e):     Not applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

        No Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A - Joint Filing Undertaking (attached hereto).

        Exhibit B - Reorganization and Stock Purchase Agreement dated as of June 25, 1999, among, inter alia, Boulder Capital Opportunities, Inc. and Stan Lee Media, Inc. (incorporated by reference to Form 8-KSB filed with the Securities and Exchange Commission on behalf of the Company effective July 23, 1999).

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 2, 1999.

LEE FAMILY 1985 TRUST
By: /s/ STAN LEE
STAN LEE, Trustee

STAN LEE
/s/ STAN LEE

EXHIBIT A

JOINT FILING UNDERTAKING

        The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

August 2, 1999.

LEE FAMILY 1985 TRUST
By: /s/ STAN LEE
STAN LEE, Trustee

STAN LEE
/s/ STAN LEE